SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                         For the month of February 2006

                         FRESENIUS MEDICAL CARE AG & Co.
                        KOMMANDITGESELLSCHAFT AUF AKTIEN
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    ----------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F    [X]       Form 40-F  [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes  [ ]               No  [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

         Attached hereto as Exhibit 99.1 is an Investor News issued on February 15, 2006 announcing Fresenius Medical Care Signing of Definitive Agreement to Divest Facilities in Connection with Renal Care Group Acquisition.

EXHIBITS

Exhibit 99.1      Investor News dated February 15, 2006

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE: February 15, 2006


                              FRESENIUS MEDICAL CARE AG & Co. KGaA,
                              a partnership limited by shares, represented by:

                              FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner



                              By: /s/ DR. BEN J. LIPPS
                                 -----------------------------------------------
                                 Name:  Dr. Ben J. Lipps
                                 Title: Chief Executive Officer and
                                 Chairman of the Management Board



                              By: /s/ LAWRENCE A. ROSEN
                                 -----------------------------------------------
                                 Name:  Lawrence A. Rosen
                                 Title: Chief Financial Officer


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